

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2014

Via E-mail
Warren Gilbert
President, Chief Executive Officer, Chief Financial Officer
Sync2 Networks Corp.
1800 NE 114th Street, Suite 2110
Miami, FL 33181

> **Re: Sync2 Networks Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed October 1, 2013**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed February 19, 2014**
> **File No. 333-152551**

Dear Mr. Gilbert:

We have reviewed your amendments and letter dated February 19, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 11, 2014.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2013

Exhibit 31.1 and 31.2

1.   We note your revised certifications in response to prior comment 1. Please amend your Form 10-K and subsequent Forms 10-Q to refer to establishing and maintaining internal controls over financial reporting in the paragraph 4 introductory language as set forth in Item 601(b)(31)(i) of Regulation S-K as previously requested. Your amendments may be abbreviated to consist of a cover page, explanatory note, signature page and certifications.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding these comments. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief